As filed with the U.S. Securities and Exchange Commission on December 13, 2007

Registration No. 333-141967

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Aktiebolaget Volvo\Publ\
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

The Kingdom of Sweden
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Volvo Group North America
570 Lexington Ave., 20th Floor
New York, NY 10022
Attention: Tomas Ericson
(212) 418-7430
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing the right to receive one share of class B common stock of Aktiebolaget Volvo\Publ\	N/A	N/A	N/A	N/A

(1)	Each Unit represents 100 American Depositary Shares.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No.333-121846. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement 333-121846

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) is filed as Exhibit (a) to the Amendment No. 1 to Deposit Agreement filed herewith as Exhibit (a)(2), which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph

(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)

(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

(x) Limitation upon the liability of the Depositary	Paragraph (14)

(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)           Statement that Aktiebolaget Volvo\Publ\ shall publish on its web site (www.volvo.com) on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of November , 2004 among Aktiebolaget Volvo, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement 333-121846 and incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as exhibit (d) to Registration Statement 333-141967.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 13, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A. as Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Aktiebolaget Volvo\Publ\ certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 13, 2007.

AKTIEBOLAGET VOLVO\PUBL\

By:	/s/Eva Persson .
Name: Eva Persson
Title: Senior Vice President & General Counsel

By:	/s/Pär Östberg .
Name: Pär Östberg
Title: Senior Vice President & CFO

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of December 13, 2007.

Name	Title

/s/Finn Johnsson*	Chairman of the Board of Directors
Finn Johnsson

/s/Per-Olof Eriksson*	Director
Per-Olof Eriksson

/s/Peter Bijur*	Director
Peter Bijur

/s/Tom Hedelius*	Director
Tom Hedelius

/s/Leif Johansson*	Director, President of AB Volvo and
Leif Johansson	Chief Executive Officer of the Volvo
Group (Principal Executive Officer)

/s/Martin Linder*	Director
Martin Linder

/s/Louis Schweitzer*	Director
Louis Schweitzer

/s/Philippe Klein*	Director
Philippe Klein

/s/Ying Yeh*	Director
Ying Yeh

/s/Olle Ludvigsson*	Director
Olle Ludvigsson

/s/Johnny Rönnkvist*	Director
Johnny Rönnkvist

Director
Lars Westerberg

/s/ Pär Östberg*	Senior Vice President of AB Volvo and
Pär Östberg	CFO of the Volvo Group (Principal
Financial Officer)

*By:	/s/Tomas Ericson
Name: Tomas Ericson Title: Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Aktiebolaget Volvo (publ)., has signed this Registration Statement in the City of New York on
December 13, 2007.

By:	/s/Tomas Ericson.
Name: Tomas Ericson
Title: Authorized Representative in the United States and President, Volvo Group North America

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification